Exhibit 99.2

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

UNAUDITED

RADCOM LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,853	$1,185
Restricted bank deposits	-	1,505
Trade receivables (net of allowances for doubtful accounts of $ 20 as of June 30, 2014 and December 31, 2013)	4,397	5,723
Inventories	4,217	4,352
Other account receivables and prepaid expenses	3,199	3,092

Total current assets	15,666	15,857

SEVERENCE PAY FUND	3,469	3,535

PROPERTY AND EQUIPMENT, NET	234	253

Total assets	$19,369	$19,645

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and share data

	June 30,	December 31
	2014	2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$-	$629
Trade payables	1,162	2,257
Employees and payroll accruals	2,113	2,109
Deferred revenues and advances from customers	1,405	1,305
Other account payables and accrued expenses	1,681	1,795

Total current liabilities	6,361	8,095

NON- CURRENT LIABILITIES:
Deferred revenue	508	107
Accrued severance pay	3,925	3,944

Total long-term liabilities	4,433	4,051

Total liabilities	10,794	12,146

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital: Ordinary shares of NIS 0.20 par value: 9,997,670 and 9,997,670 shares authorized at June 30, 2014 and December 31, 2013; 8,000,125 and 7,978,183 shares issued at June 30, 2014 and December 31, 2013, respectively; 8,030,968 and 7,947,340 shares outstanding at June 30, 2014 and December 31, 2013, respectively	339	335
Additional paid-in capital	66,299	65,791
Accumulated other comprehensive loss	(558)	(805)
Accumulated deficit	(57,505)	(57,822)

Total shareholders' equity	8,575	7,499

Total liabilities and shareholders' equity	$19,369	$19,645

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and share data

	Six months ended June 30,
	2014	2013
	Unaudited
Revenues:
Products	$9,002	$8,733
Services	1,439	1,283

	10,441	10,016

Cost of revenues:
Products	2,844	3,173
Services	181	143

	3,025	3,316

Gross profit	7,416	6,700

Operating expenses:
Research and development	3,086	2,871
Less - royalty-bearing participation	587	669

Research and development, net	2,499	2,202

Selling and marketing, net	3,721	3,790
General and administrative	1,136	978

Total operating expenses	7,356	6,970

Operating income (loss)	60	(270)

Financial income (expenses), net	257	(120)

Net income (loss)	$317	$(390)

Basic and diluted net income (loss) per Ordinary Share	$0.04	$(0.06)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	7,995,073	6,795,807

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	8,482,199	6,795,807

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except share and share data

	Six months ended June 30,
	2014	2013
	Unaudited

Net income (loss)	$317	$(390)

Other comprehensive loss:

Foreign currency translation adjustment	(247)	(240)

Other comprehensive loss	(247)	(240)

Comprehensive income (loss)	$70	$(630)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited

Cash flows from operating activities:
Net income (loss)	$317	$(390)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation	46	55
Share-based compensation	291	297
Increase (decrease) in severance pay, net	47	(23)
Decrease (increase) in trade receivables	1,451	(2,213)
Decrease (increase) in other account receivables and prepaid expenses	(47)	67
Decreases in inventories	311	1,036
Decrease in trade payables	(1,068)	(693)
Decrease in employees and payroll accrual	(2)	(44)
Decrease in other account payables and accrued expenses	(321)	(108)
Change in restricted bank deposit	28	(8)
Increase (decrease) in deferred revenue and advances from customers	480	537

Net cash provided by (used in) operating activities	1,533	(1,487)

Cash flows used in investing activities:

Investment in restricted bank deposits	-	(297)
Maturity of restricted bank deposits	1,477	-
Purchase of property and equipment	(52)	(41)

Net cash provided by (used in) investing activities	1,425	(338)

Cash flows from financing activities:

Payment of short-term bank credit	(629)	(1,058)
Payment of short-term loan	-	(777)
Proceeds from issuance of ordinary shares and warrants, net of issuance expenses	-	3,428
Proceeds from exercise of warrants	20	-
Proceeds from exercise of options	201	43

Net cash provided by (used in) financing activities	(408)	1,636

Foreign currency translation adjustments on cash and cash equivalents	118	(7)

Increase (Decrease) in cash and cash equivalents	2,668	(196)
Cash and cash equivalents at beginning of the period	1,185	1,474

Cash and cash equivalents at end of the period	$3,853	$1,278

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,
		2014	2013
		Unaudited
(a)	Non-cash investing activities:

	Purchase of property and equipment	$3	$54

(b)	Cash paid for interest	$8	$8

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 1:-	GENERAL

a.
RADCOM Ltd (the "Company") is an Israeli corporation which provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. The Company's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM.

The Company has wholly-owned subsidiaries in the United States, Brazil and India that are primarily engaged in the sales, marketing and customer support of the Company's products in North America, Brazil and India, respectively.

b.
The Company has an accumulated deficit of $57,505 as of December 31, 2013. The Company has managed its liquidity needs through a series of cost reduction initiatives, including reduction in workforce and private placement transactions. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months. The Company’s foregoing estimate is based, among others, on its current backlog and pipeline.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles and standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2014, consolidated results of operations and consolidated cash flows for the six months ended June 30, 2014 and 2013, have been included. The Results for the six months ended June 30, 2014, are not necessarily indicative of the results that may be expected for the year to end on December 31, 2014.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company's Annual Report on Form 20-F for the period ended December 31, 2013 filed with the Securities and Exchange Commission ("SEC") on March 26, 2014, are applied consistently in these interim condensed consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2014	2013
	Unaudited

Raw materials	$548	$884
Work in process	329	420
Finished products (*)	3,340	3,048

	$4,217	$4,352

(*)
Includes amounts of $ 2,305 and $ 2,109 at June 30, 2014 and December 31, 2013, respectively, with respect to inventory delivered to customers but for which revenue recognition criteria have not been met.

NOTE 5:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

Revenues related to this distribution agreement are included in Note 5d below as "revenues". The remainder of the amount of "revenues" included in Note 5d  below is comprised of sales of the Company's products to entities within RAD-BYNET Group. These revenues are aggregated for total amount of $ 12 and $ 20 for the six months ended June 30, 2014 and 2013, respectively.

2.
Certain premises occupied by the Company and the US subsidiary are rented from related parties. The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts for lease payments for the six months ended June 30, 2014 and 2013 were $ 222 and $ 184 respectively.

b.	In December 2012, the Company entered into a consulting agreement with a related party. The expenses incurred for the six months ended June 30, 2014 and 2013 were $ 31 and $ 35, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 5:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

c.	Balances with related parties:

	June 30,	December 31,
	2014	2013
	Unaudited
Assets:

Trade	$-	$11
Other account receivables	$128	$-

Liabilities:

Trade	$134	$159
Other account payables and accrued expenses	$20	$46

d.	Transactions with related parties:

	Six months ended June 30,
	2014	2013
	Unaudited

Revenues	$12	$20

Expenses:
Cost of sales	$28	$27

Operating expenses:
Research and development, net	$105	$103
Sales and marketing, net	$85	$64
General and administrative	$35	$25

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

Royalty commitments:

The Company receives research and development grants from the Office of the Chief Scientist ("OCS"). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3.5% from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, the maximum to be repaid is 100% plus interest at LIBOR.

The total research and development grants that the Company has received from the OCS as of June 30, 2014 were $ 36,685 which excluding accumulated interest of $ 12,010. As of June 30, 2014, the accumulated royalties paid to the OCS were $ 10,569. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 38,126 as of June 30, 2014.

NOTE 7:-	SHAREHOLDERS' EQUITY

a.
On April 24, 2013, the Company entered into a private placement transaction (the "2013 PIPE"). Under the PIPE investment, the Company issued 1,239,639 Ordinary Shares to investors (investors in the 2013 PIPE included certain existing shareholders) at an aggregate purchase price of $ 3,459 or $ 2.79 per Ordinary Share. The Company also issued to the investors warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by each investor (up to 413,213 shares) for an exercise price of $ 3.49 per Ordinary Share. Such warrants have standard anti-dilution protection provisions and therefore were classified as part of the Company's equity. The warrants are exercisable for three years from the closing of the 2013 PIPE. As of June 30, 2014, 79,307 warrants were exercised for total amount of $ 277.

b.
On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan grants options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

c.
During the six months periods ended June 30, 2014, the Company's Board of Directors approved the grant of 160,000 to certain employees at an exercise price ranged among $5.25 to $6.99 per share. Such options have vesting schedule of one year since the grant date.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

d.	The following is a summary of the Company's stock options activity for the six months ended June 30, 2014:

	Number of options(in thousands)	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2013	1,013,492	4.34	3.64	$1,813
Granted	160,000	5.41
Exercised	(77,654)	2.60
Expired & Forfeited	(24,874)	5.91

Outstanding at June 30, 2014	1,070,964	4.59	3.37	$1,562

Exercisable at June 30, 2014	884,864	4.56	3.06	$1,433

Vested and expected to vest at June 30, 3014	1,070,964	4.59	3.37	$1,562

The weighted average fair value of options granted during the six months ended June 30, 2014 was $ 2.5.

As of June 30, 2014, the total amount of unrecognized stock-based compensation expenses was approximately $ 170 which will be recognized over a weighted average period of 0.65 years.

The following table shows the total stock-based compensation expense included in the interim condensed consolidated statements of operations:

	Six months ended June 30,
	2014	2013
	Unaudited

Cost of revenue	$8	$5
Research and development, net	102	86
Selling and marketing, net	104	61
General and administrative	77	145

	$291	$297

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 8:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses (income), net:

	Six months ended June 30
	2014	2013
	Unaudited

Financial income:
Foreign currency translation adjustments	$181	$-
Interest from banks	$101	$9

	282	9

Financial expenses:
Interest and bank charges	(25)	(59)
Foreign currency translation adjustments	-	(70)

	(25)	(129)

Financial income (expenses), net	$257	$(120)

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 8:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income (loss) per share: The following table sets forth the computation of basic and diluted net income (loss) per share:

	Six months ended June 30
	2014	2013
	Unaudited
Numerator:

Numerator for basic net income (loss) per share	$317	$(390)

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	-	-

Numerator for dilutive net income (loss) per share	$317	$(390)

Denominator:

Denominator for dilutive net income (loss) per share - weighted average number of ordinary share	7,995,073	6,795,807

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	487,126	-

Denominator for diluted net income (loss) per share - adjusted weighted average number of ordinary share	8,482,199	6,795,807